

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

Via E-mail
Karan A. Chanana
Chief Executive Officer
Amira Nature Foods Ltd
29E, A.U. Tower
Jumeirah Lake Towers
Dubai, United Arab Emirates

> **Re: Amira Nature Foods Ltd**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted June 18, 2012**
> **CIK No. 0001552448**

Dear Mr. Chanana:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Registration Statement on Form F-1

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about

you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Where you disclose market data from a third party that you attribute to such third party, please provide us with a copy of the applicable third party report that has been highlighted with a corresponding key to indicate where such market data may be found. If any such third party report was commissioned by you, please file a consent from such third party.

3.   Please provide objective third-party support for each of the following items:

*   your description at page 2 to your products as a trusted standard of premium quality;

*   your statement at page 3 that you are "a leading global provider" of packaged specialty rice, and primarily Basmati rice; and

*   your references throughout your filing to your "strong relationships" with distributors, customers, local Indian paddy farmers, and a network of procurement agents.

Prospectus Cover Page

4.   Please delete the reference to the underwriters' status as "joint book-running managers," although such disclosure may appear in the underwriting section of your document or on the back cover page.

5.   We note your statement that there is "no assurance that [your application to list your ordinary shares on the New York Stock Exchange] will be approved." Please provide disclosure where appropriate that discusses the effect on your offering of your application not being approved. In addition, please advise us as to the status of your application.

Conventions Which Apply to This Prospectus, page iii

6.   We note your statement at page iii that unless otherwise stated or unless the context otherwise requires, references to "we," "us," "our," "the company," or "our company" are to the registrant and its subsidiaries and Amira Pure Foods Private Limited (Amira India) and its subsidiaries. We also note your disclosure at page 5 that following the completion of the share subscription, Amira Nature Foods Ltd (Amira Mauritius) will not wholly own but will control Amira India. Where material, please clarify in your filing the disclosure that applies primarily to Amira India. For example, please revise to distinguish between the use of proceeds by the registrant and the use of proceeds by Amira India.

Prospectus Summary, page 1

7.   Please revise this section to disclose the percentage of your revenue that is derived from your sales in India, and the percentage of your revenue that is derived from other countries or geographical locations.

8.   We note your use of the term "CAGR." Please revise your filing to define such term.

9.   You state that Basmati rice is a premium long-grain rice that has historically only been grown successfully in certain Indian states and in a part of the Punjab region located in Pakistan that enjoys the climatic conditions required to grow it successfully. Thus, it appears that all Basmati rice comes from India and Pakistan. When you indicate that 65% to 70% of Basmati rice is produced in India, please confirm that 30% to 35% of Basmati rice is produced in Pakistan.

Corporate Structure, page 4

10.   We note your disclosure regarding your corporate structure upon completion of the offering. Please disclose why you have chosen to use this corporate structure, rather than using a corporate structure whereby the registrant (directly or indirectly) wholly owns Amira India. Please also disclose in this context the purpose of the exchange agreement that you describe at page 47.

11.   With a view toward disclosure, please clarify the relative timing of each material step of your planned reorganization and offering. For example, please clarify the anticipated timing of each of the following events:

    •   execution of the subscription agreement and the determination of the related per share value of the Amira India shares;

    •   finalization of Mr. Chanana's purchase of the remaining 11.6% of the equity shares of Amira India;

    •   effectiveness of your registration statement;

    •   signing of the underwriting agreement; and

    •   closing of your offering.

12.   Please also clarify whether the closing of the offering is contingent upon the closing of the subscription agreement and the closing of Mr. Chanana's purchase of the remaining 11.6% equity shares of Amira India.

13.   Please clarify in your diagram at page 5 the extent of any common management between the registrant and Amira India.

Risk Factors, page 11

We have incurred a substantial amount of debt…, page 13

14.   We note your reference to your obligation to comply with financial terms under your debt arrangements, such as maintaining a specific debt service coverage ratio. Please disclose all material details regarding such financial terms.

The price we charge for our Basmati rice…, page 14

15.   We note your disclosure that you are currently not able to hedge against price risks related to Basmati rice. Please clarify why you are not currently able to hedge against such risks.

Our historical and future international sales to certain non-U.S. customers, including independent resellers, expose us to special risks…, page 15

16.   You state that you have made direct and indirect sales of rice to Iran. In addition, you state on pages 11, 18, and elsewhere in the registration statement that you sell your products in the Middle East and Africa, regions generally understood to include Syria and Sudan. Iran, Syria, and Sudan are countries designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls.

        Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, and Sudan, whether through direct or indirect arrangements. Include information regarding any goods you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities controlled by those governments.

17.   Please discuss the materiality of the contacts with Iran, Syria, and Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

> Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, or Sudan.

Our insurance policies may not protect us…, page 19

18.   Please clarify, if true, that you do not have insurance coverage for damage to your inventory or for business interruption.

Restrictions on foreign investment in India…, page 23

19.   We note your disclosure regarding restrictions on foreign investment in India. Please revise to clarify the practical effect of such restrictions on the registrant, Amira India, and your corporate structure. Please also clarify any related risks that are material.

Use of Proceeds, page 35

20.   We note your disclosure relating to the estimated amounts you intend to allocate to each of the identified uses. Please present the information in tabular form to facilitate clarity. Please also ensure to disclose in this section the estimated net amount of the proceeds broken down into each principal intended use. In that regard, we note that you have described other uses for the proceeds in other sections of your filing. Please also provide necessary detail for each intended use.

21.   We note that a portion of the proceeds will be used to repay outstanding debt. Please revise to disclose whether, upon repayment of the facilities, you have any plans to immediately draw down on the facilities and, if so, for what purposes. In addition, please revise to set forth the interest rate and maturity of such indebtedness. If such indebtedness was incurred during the last year, please disclose the uses to which the proceeds of such indebtedness were put. See Item 3.C.4 of Form 20-F.

Dividend Policy, page 36

22.   We note your disclosure at page 36 regarding limitations on the payment of dividends under Indian law. Please revise your filing to clarify the practical effect of such limitations on the ability of the registrant and Amira India to pay dividends.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Corporate Reorganization, page 46

23.   We note your disclosure stating that as of the date of your prospectus, 88.4% of the equity shares of Amira India are legally and beneficially owned by Mr. Karan A. Chanana and his affiliates. Please confirm, if true, that this individual is also currently the sole shareholder in ANFI.

24.   We note your disclosure indicating that Amira Mauritius will enter into a share subscription agreement with Amira India contemporaneously with this offering pursuant to which Amira India will issue and sell to Amira Mauritius a certain number of its equity shares. We understand you may be contemplating accounting for this transaction as a reverse acquisition as disclosed in footnote (2) of your summary consolidated financial information on page 10. Please clarify for us why you believe this transaction results in the reverse acquisition of Amira India of ANFI as it appears to represent a reorganization of entities under common ownership. Please expand your disclosure to provide further detail as to how you intend to account for the share subscription agreement and indicate the authoritative guidance you are relying on to support your proposed accounting of this transaction.

25.   We note your reference at page 47 to rights triggered upon a change of control "as defined in the exchange agreement." Please revise your filing to disclose the meaning of a change of control in this context.

Results of Operations, page 53

Comparison of Fiscal Year Ended March 31, 2012 and 2011, page 53

Income Tax Expense, page 55

26.   We note your disclosure stating that you recognized an income tax liability of $1.9 million and a deferred tax liability of $4.8 million in accordance with your accounting policy on deferred tax for unutilized tax gains as of March 31, 2012. Please expand your disclosure to describe the accounting policy you are referring to within this statement.

Quantitative and Qualitative Disclosure about Market Risks, page 65

Credit Risk Analysis, page 67

27.   We note your disclosure stating that there are no trade receivables that are impaired as of
the years ended March 31, 2010, 2011 and 2012. Please reconcile this disclosure with
your table showing impairment of accounts receivable in the amounts of $103,657 and
$111,551 for your fiscal years ended March 31, 2011 and 2012, respectively.

Liquidity Risk Analysis, page 68

Non-IFRS Financial Measure, page 69

28.   Within your calculation of EBITDA you appear to subtract finance costs, income tax
expense, and depreciation and amortization from after tax profit, even though these
amounts are being added to arrive at EBITDA. Please revise your presentation
accordingly.

Industry, page 71

29.   Please tell us why you present in this section dollar amounts that have been translated
from Indian Rupees to U.S. dollars based on the exchange rate of Rs. 45.5 per $1.00. In
that regard, we note your reference at page iii to the exchange rate of Rs. 56.38 per $1.00
on May 31, 2012.

Business, page 74

30.   We note your reference to your recognition as one of only six food "Power Brands" in
your Indian market. Please revise to explain the meaning of such term.

Employment Agreements, page 88

31.   Please revise your filing to provide an illustrative example of the calculation of the cash
payments that would be payable to Mr. Chanana in the event of his termination without
cause or in the event that he terminates his employment for good reason. Please provide
examples of such calculation both in the event of termination in connection with a change
in control, and in the event of termination not in connection with a change in control.

Related Party Transactions, page 96

32.   Please disclose all material terms of the personal guarantees issued by Mr. Chanana and
Ms. Daing. We note your related reference to such guarantees at page 58.

Description of Share Capital, page 98

33.   Please revise your filing to clarify whether you intend to hold annual meetings of
shareholders of the registrant.

Taxation, page 110

34.   Please provide your analysis as to why you have not filed a tax opinion from counsel concerning your disclosure under "Taxation." See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section III.A.2., n.40 at *http://sec.gov/interps/legal/cfslb19.htm#sdfootnote40anc*.

Underwriting, page 120

35.   Please ensure that you disclose in your filing all material terms of the underwriting agreement, including the terms and conditions that you reference at page 120.

36.   We note you will be paying a consulting fee in connection with your corporate reorganization and the offering to Shree Capital Advisors, Ltd. equal to approximately 2.0% of the total size of the offering and reimbursing that firm for expenses incurred in connection with such engagement. Please describe that reorganization and also what other firms were considered for this consulting engagement.

37.   Please revise your prospectus cover page to disclose the fee arrangement you have with Shree Capital Advisors Ltd.

Financial Statements, page F-1

38.   Please comply with paragraph 10 of IAS 10 and disclose the date when the financial statements were authorized for issue and who gave that authorization.

Consolidated Statements of Financial Position, F-3

39.   Please include a separate line item for provisions on your consolidated statements of financial positions to comply with paragraph 54 of IAS 1.

Note 3- Transition to IFRS, page F-8

40.   We note your disclosure stating that since the Group has not previously prepared consolidated financial statements, reconciliations from previous GAAP have not been presented in accordance with paragraph 38 of IFRS 1. Please tell us how paragraph 38 applies in this case, or revise your reference as necessary.

Note 5 – Summary of significant accounting policies, page F-10

Note 5.5 – Inventory, page F-12

41.   Please expand your disclosure to address your accounting for inventory write-downs and reversals. In addition, please disclose how you calculate net realizable value for each type of inventory.

Note 9- Inventories, page F-20

42.   Please disclose the amounts of borrowing costs you have capitalized as a component of inventories paragraph 26 of IAS 23.

Note 28 – Commitments and contingent liabilities, page F-32

43.   We note your disclosure on page 83 in which you state you are currently in negotiations to settle a trademark infringement issue. Please tell us why you have not disclosed information with respect to this contingency in your financial statements.

44.   On page 83 you state that you are involved in government tax audits of tax returns for previous periods, and you may be required to pay approximately $500,000 of additional taxes as a result of these proceedings. Please tell us where you have recorded this obligation in your financial statements and provided the disclosures required by IAS 37 with respect to this tax contingency.

Note 29 - Segment reporting, page F-32

45.   Please confirm you do not report material revenues from any individual foreign country that would require separate disclosure under paragraph 33 of IFRS 8. Supplementally, please provide us with a schedule showing revenues for each foreign country in which you did business for the three fiscal years ended March 31, 2012.

46.   Disclosure on pages 77 and 78 of your document identifies various products you sell including premium basmati rice, value basmati rice, other specialty rice and value add meals, ready to eat snacks, oil, and dairy products. In view of your activity with respect to these different products, tell us how you considered the disclosure requirements of paragraph 32 of IFRS 8.

Exhibits and Financial Statement Schedules, page II-1

47.   Please file the amended and restated memorandum and articles of association that will be in effect upon the completion of this offering. We note your related reference at page 98.

48.   Please file all material agreements. In that regard (and as examples only), we note that the following agreements have not been submitted with your draft registration statement or included in your exhibit index:

- any agreements with your third-party processers referenced at page 12;

- the agreement between the registrant and Mr. Chanana relating to the right of first refusal described on page 47;

- the exchange agreement described on page 47;

- your debt arrangements (other than the working capital consortium agreement) and the personal guarantees described at page 58; and

- the lock-up agreements described at page 118.

In the alternative, please tell us why you do not believe that such agreements are required to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

Exhibit Index, page II-6

49.   We note your descriptions of the offer letters filed as Exhibits 10.5, 10.6 and 10.7. Such descriptions indicate that the registrant is a party to each such offer letter. However, we note that each such offer letter was not signed on behalf of the registrant, but on behalf of Amira Hi Foods International Ltd. Please advise. In addition, please tell us why the offer letters were not signed on behalf of the registrant, and tell us the role played by Amira Hi Foods International Ltd. in your corporate structure and business.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director